NO ACT

PE
2-18-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010650

February 19, 2010

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Received SEC
FEB 19 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 02-19-2010

Re: Wal-Mart Stores, Inc.

Dear Mr. Smith:

This is in regard to your letter dated February 18, 2010 concerning the shareholder proposal submitted by the Central Laborers' Pension Fund for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Wal-Mart therefore withdraws its January 28, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Dan Koeppel
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651


Walmart
Save money. Live better.

702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

February 18, 2010

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, NE
Washington, D.C. 20549

Re: Withdrawal of No-Action Letter Request Submitted by Wal-Mart Stores, Inc. Pursuant to Rule 14a-8 Regarding the Shareholder Proposal of the Central Laborers' Pension, Welfare and Annuity Funds

Ladies and Gentlemen:

In a letter dated January 28, 2010, we requested that the staff of the Division of Corporation Finance concur that Wal-Mart Stores, Inc. (the "Company") could properly exclude from its proxy materials for its 2010 Annual Shareholders' Meeting a shareholder proposal (the "Proposal") submitted to the Company by the Central Laborers' Pension, Welfare and Annuity Funds (the "Proponent").

Attached as Exhibit A is a letter from the Proponent to the Company transmitted on February 16, 2010, stating that the Proponent has withdrawn the Proposal. In reliance on this letter, we hereby withdraw our January 28, 2010 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8. Please do not hesitate to call me at (479) 277-0377 if you have any questions or require additional information.

A copy of this letter and the enclosure is being sent to the Proponent via email. Thank you.

Respectfully Submitted,

Erron Smith

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Central Laborers' Pension, Welfare and Annuity Funds
Attn: Ms. Jennifer O'Dell (jodell@liuna.org)

Enclosure

Exhibit A

Proponent's Letter Dated February 16, 2010

[begins on next page]


CENTRAL LABORERS'
PENSION, WELFARE & ANNUITY FUNDS

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

Sent Via Fax: (479) 273-4329

February 16, 2010

Mr. Thomas Hyde
EVP and Corporate Secretary
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Dear Mr. Hyde,

On behalf of the Central Laborers' Pension Fund, I hereby withdraw the shareholder proposal submitted by the Fund for inclusion in the Wal-Mart Stores, Inc. proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders.

Should you have any further questions, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942-2359.

Sincerely,

Dan Koeppel
Executive Director

c: Jennifer O'Dell


Walmart
Save money. Live better.

702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal

Erron W. Smith
Assistant General Counsel – Corporate Division

January 28, 2010

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Central Laborers' Pension, Welfare and Annuity Funds Pursuant to Rule 14a-8(i)(12)

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Walmart's 2010 Annual Shareholders Meeting (the "*2010 Proxy Materials*"). The Proposal was submitted by the Central Laborers' Pension, Welfare and Annuity Funds (the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2010 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter, is attached hereto as Exhibit A.

Walmart expects to file its 2010 Proxy Materials with the Commission on or about April 19, 2010. Walmart intends to commence printing the 2010 Proxy Materials on or about April 15, 2010, so that it may begin mailing the 2010 Proxy Materials no later than April 19, 2010. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the "Executive Compensation Committee" of the Board of Directors of the Company adopt a "Pay-for-Superior Performance" principle in the Company's compensation plan for senior executives.

II. Ground for Exclusion.

The Proposal deals with substantially the same subject matter as a proposal (the "2009 Proposal") appearing in the proxy materials for Walmart's Annual Shareholders Meeting held on June 5, 2009 (the "2009 Annual Meeting") and a proposal (the "2008 Proposal") appearing in the proxy materials for Walmart's Annual Shareholders Meeting held on June 6, 2008. The 2009 Proposal received less than 3% of the vote on that proposal at the 2009 Annual Meeting. As a result, the Company may exclude the Proposal in reliance on Rule 14a-8(i)(12)(ii), or in the alternative, Rule 14a-8(12)(i).

Clauses (i) and (ii) of Rule 14a-8(i)(12) under the Exchange Act provide:

> "If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
>
> (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
>
> (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years[.]"

The resolution in the Proposal is identical to (1) the resolution in the 2009 Proposal, a copy of which is attached hereto as Exhibit B, and (2) the resolution in the 2008 Proposal, a copy of which is attached hereto as Exhibit C. The Proposal, the 2009 Proposal and the 2008 Proposal differ only with respect to minor differences among their respective supporting statements. The only differences between the Proposal and the 2009 Proposal are that (1) the third bullet in the third paragraph of the Proposal's supporting statement contains the word "cash," while the same bullet point in the 2009 Proposal does not contain this word; and (2) the fourth bullet in the third paragraph of the Proposal's supporting statement purports to describe one feature of Walmart's executive compensation plan, and the fourth bullet point in the third paragraph of the 2009 Proposal's supporting statement purports to describe a different feature of Walmart's executive compensation plan as in effect prior to the 2009 Proposal's submission. Otherwise, the texts of the Proposal and the 2009 Proposal are identical. The only differences between the Proposal and the 2008 Proposal are that: (1) the phrase "related to strategically selected financial performance metrics" appears in the last sentence in the second paragraph of the 2008 Proposal's supporting statement and not in the otherwise identical sentence in the Proposal's supporting statement, (2) the third bullet in the third paragraph of the Proposal's supporting statement contains the word "cash," while the corresponding bullet point in the 2008 Proposal does not contain this word; and (3) two of the six bullet points in the third paragraph of the Proposal's supporting statement purporting to describe two features of Walmart's executive compensation plan differ from two of the six bullet points in the third paragraph of the 2008 Proposal's supporting statement that purport to describe two other features of Walmart's executive compensation plan as in effect prior to the 2008 Proposal's submission. The other bullet points are in a different order. Otherwise, the texts of the Proposal and the 2008 Proposal are identical. These minor differences do not make the Proposal substantively different from the 2009 Proposal or the 2008 Proposal.

As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009, the 2009 Proposal was submitted at the 2009 Annual Meeting, which was the last submission to Walmart's shareholders of a proposal substantially identical to the Proposal. At the 2009 Annual Meeting, 91,452,740 votes were cast for the 2009 Proposal and 3,213,056,261 votes were cast against the 2009 Proposal. Based on the method of calculation prescribed in Staff Legal Bulletin No. 14, Question F.4 (available July 12, 2001), only 2.77% of the total votes cast for or against the 2009 Proposal were cast in favor of the 2009 Proposal. In determining this percentage, the Company disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), as provided in Staff Legal Bulletin No. 14, Question F.4. Consequently, the vote in favor of the 2009 Proposal at the 2009 Annual Meeting fell short of the 6% threshold set forth in Rule 14a-8(i)(12)(ii). Even if the 2008 Proposal were determined to be substantially different from the Proposal, the vote on the 2009 Proposal at the 2009 Annual Meeting was less than the 3% threshold set forth in Rule 14a-8(i)(12)(i).

In view of the foregoing, the Company has concluded that it may exclude the Proposal from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(12).

III. Conclusion.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2010 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2010 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2010 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Assistant General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Erron W. Smith
Assistant General Counsel

cc: Mr. Dan Koeppel
Central Laborers' Pension, Welfare and Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Ms. Jennifer O'Dell
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Enclosures

<u>Exhibit A</u>

Proposal

[begins on next page]

DEC-17-2009 THU 04:54 PM



CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

Sent Via Fax: (479) 273-4329

December 17, 2009

Mr. Thomas Hyde
EVP and Corporate Secretary
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Dear Mr. Hyde,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 17,562 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Dan Koeppel/df

Dan Koeppel
Executive Director

c: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Wal-Mart Stores, Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that the Pay for Superior Performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the Pay for Superior Performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the Pay for Superior Performance principle:

- Total compensation is targeted at the top quartile of the peer group.
- The target performance levels for the annual cash incentive plan metrics are not peer group related.
- The annual cash incentive plan provides for below target payout.
- Additional annual cash incentive payments can be awarded on a discretionary basis.
- The target performance levels for the performance share metrics are not peer group related.
- The performance shares provide for below target payout.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

Exhibit B

2009 Proposal

[begins on next page]



Central Laborers' Pension Fund

P. O. Box 1267 • Jacksonville, Illinois 62651-1267 • Phone 217-243-8521 • Fax 217-245-1293
http://www.central-laborers.com

Sent Via Fax: (479) 273-4329

December 17, 2008

Mr. Thomas Hyde
EVP and Corporate Secretary
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Dear Mr. Hyde,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 14,212 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942 2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Sharon West
Acting Executive Director

c: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Wal-Mart Stores, Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that the Pay for Superior Performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the Pay for Superior Performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the Pay for Superior Performance principle:

- Total compensation is targeted at the top quartile of the peer group.
- The target performance levels for the annual incentive plan metrics are not peer group related.
- The annual incentive plan provides for below target payout.
- Annual incentive target payout amounts were doubled in 2008 because NEOs did not receive a substantial amount of target performance-based compensation in 2007.
- The target performance levels for the performance share metrics are not peer group related.
- The performance shares provide for below target payout.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

<u>Exhibit C</u>

2008 Proposal

[begins on next page]



CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax: (479) 273-4329

December 11, 2007

Mr. Thomas Hyde
EVP and Corporate Secretary
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Dear Mr. Hyde,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 14,048 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs at (202) 942 2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

c: Jennifer O'Dell
Enclosure

Pay for Superior Performance Principle Proposal

Resolved: That the shareholders of Wal-Mart Stores, Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that the Pay for Superior Performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the Pay for Superior Performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the Pay for Superior Performance principle:

- The target performance levels for the annual incentive plan metrics are not peer group related.
- The annual incentive plan provides for below target payout.
- 60% of the Company's long-term compensation is not performance-vested.
- Options vest ratably over 5 years.
- The target performance levels for the performance share metrics are not peer group related.
- The performance shares provide for below target payout.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.